SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Taxpayer ID (CNPJ): 42.150.391/0001-70

Company Registry: 29.300.006.939

Publicly Held Company

MATERIAL FACT

São Paulo, May 9, 2023 - Braskem S.A. (“Braskem” or “Company”) (Ticker B3: BRKM3, BRKM5, and BRKM6; NYSE: BAK; LATIBEX: XBRK), in compliance with Official Letter No. 140/2023/CVM/SEP/GEA-1, sent by the Brazilian Securities Commission (“CVM”), which determined that the Company republish the Material Fact disclosed on May 8, 2023 “with complete, clear and objective information on the proposal received”, informs the market in general that, after sending the said letter to its controlling shareholder Novonor, it received, at 11:11 PM, the following additional information:

“Dear Sirs:

We refer to your e-mail dated 05.08.2023, whereby you forwarded to us CVM Official Letter No. 140/2023/CVM/SEP/GEA-1, dated 05.08.2023, concerning the response of Braskem S.A. ("Company") to CVM Official Letter No. 136/2023/CVM/SEP/GEA-1, in connection with the Material Facts disclosed by the Company on 05.05.2023 and 05.08.2023 ("Official Letter"), and request clarifications on the matter.

In said Official Letter, the CVM requests that the Company, in view of news published in the press with details of a potential transaction involving the Company, republish the Material Fact of 05.08.2023, which must contain "complete, clear and objective information about the proposal received, which must confirm or deny all the points mentioned in the news, in addition to other information considered important on the subject.

In compliance with the request, and reiterating our previous messages regarding this matter, Novonor S.A. ("Novonor") confirms that it has received from Apollo Management X, L.P. (together with Apollo Global Management, Inc. and its affiliates, as representatives of certain funds under its management) ("Apollo") and ADNOC International Limited - Sole Proprietorship L. L.C. ("ADNOC" and, together with Apollo, the "Prospective Investors") a non-binding offer for the indirect acquisition of the interest held by Novonor in the Company ("Offer"), the shares of which are fiduciarily disposed of to the creditor banks ("Creditor Banks"). The Offer is also intended for the Creditor Banks.

Although the Offer is subject to a confidentiality agreement (the disclosure of which, in our case, may lead to the loss of validity of its terms), Novonor is expressly permitted to share the terms of the Offer with Braskem in order to comply with the applicable specific disclosure rules. Accordingly, we are forwarding to you a complete copy of the Offer.

Novonor reiterates that the Offer is under its evaluation and emphasizes that no decision, even if preliminary, has been made with respect to it.

Sincerely”

With respect to price, the non-binding proposal received by Novonor establishes R$47.0 per share with the usual adjustments for this type of transaction, which may represent 4% between signing and closing of the transaction. The price per share is divided into:

(i) R$20.0 paid at sight, in cash;

(ii) R$20.0 paid with perpetual debentures issued by the acquiring vehicles, at a rate of 4% per year; and

(iii) approximately R$7.0 with deferred payment in the form of a warrant.

The non-binding proposal depends on evaluation and negotiation with Petrobras and its effectiveness is subject to compliance with certain conditions that are usual for this type of transaction, including but not limited to the realization of a due diligence process and approval by the competent bodies of the companies involved.

Finally, Braskem reinforces that it does not conduct any negotiations of its Shareholders Novonor and Petrobras on the sale of its shareholdings.

The Company informs that it will continue to support the Shareholders and keep the market informed about relevant developments, in compliance with the applicable laws.

São Paulo, May 9, 2023.

Pedro van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Officer

Braskem S.A.

2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2023

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This Material Fact notice may contain forward-looking statements. These statements are not historical facts, but are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact from the geological event in Alagoas and related legal procedures and from COVID-19 on the Company's business, financial condition and operating results. The words “project,” “believe,” “estimate,” “expect,” “plan” and other similar expressions, when referring to the Company, are used to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company’s control. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on various assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any change in these assumptions or factors, including the projected impact from the geological event in Alagoas and related legal procedures and the unprecedented impact from COVID-19 on businesses, employees, service providers, shareholders, investors and other stakeholders of the Company could cause actual results to differ significantly from current expectations.  For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Material Fact is not an offer of securities for sale in Brazil. No securities may be offered or sold in Brazil without being registered or exempted from registration, and any public offering of securities carried out in Brazil will be made by means of a prospectus that may be obtained from Braskem and which will contain detailed information on Braskem and management, as well as its financial statements.